
December 2, 2021

Wessel Booysen
Chief Financial Officer
Charlotte's Web Holdings, Inc.
1801 California Street
Suite 4800
Denver, CO 80202

      Re: Charlotte's Web Holdings, Inc.
          Form 10-12G
          Filed November 5, 2021
          File No. 000-56364

Dear Mr. Booysen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G, Filed November 5, 2021

Business
Corporate Structure, page 1

1.   We note the disclosures throughout your registration statement regarding your election to have your overall public benefit purpose measured against proprietary standards established by B Lab and B Lab's designation of the Company as a "Certified B Corporation." Please file the Rule 436 consent of B Lab to being named in the registration statement and to the references to its designation of the Company as a "Certified B Corporation." Similarly, on page 19 you state "Charlotte's Web is one of only a few hemp companies to be certified by the National Animal Supplement Council." Please file a Rule 436 consent of the National Animal Supplement Council to be named in the registration statement and to references to its certification of the Company.

Public Benefit Corporation Status, page 1

2.   We note your disclosure that as a public benefit corporation you will have to balance a variety of interests. Please describe how balancing competing interests could result in conflicts of interest and the potential impact this could have on the business. Please also discuss how there may be uncertainty as to how a court will view directors' balancing of potentially competing interests.

3.   Please discuss the factors you will consider in determining the objectives and standards by which the public benefit performance will be measured. Please also disclose how shareholders will understand whether the company has met those objectives and standards and whether the company has developed any key performance metrics to measure success.

4.   We note your disclosure that you are required to publicly disclose a report at least annually. Please disclose how you will provide these reports to stockholders and whether you have provided your first report yet.

General Development of the Business, page 3

5.   On page 4 you state that "CW Labs aims to support the Company's product portfolio with science-based innovation (including studies on safety, effectiveness and efficacy)" and on page 11 you state: "Effective March 23, 2021, the Company reported the clinical results of the Validcare study. The study's results reaffirmed the safety of Charlotte's Web™ hemp derived CBD extracts." Please revise these and all similar statements throughout your registration statement that state or imply that your products are or will be safe or effective as these determinations are solely within the authority of the FDA and comparable regulatory bodies.

6.   On page 11 you state: "The SBH Purchase Option…provides Charlotte's Web the option to acquire all or substantially all of Stanley Brothers USA on the earlier of three years from the effective date of the SBH Purchase Option and federal legalization of Cannabis in the United States, or such earlier time as Stanley Brothers USA and Charlotte's Web may agree…." Please revise to expressly state the effective date of the SBH Purchase Option.

7.   Given your entry into the SBH Purchase Option and your disclosure that states "Internationally, the companies are able to explore opportunities where Cannabis is federally permissible," please revise to state whether you currently have any plans to expand into high-THC products in the near future.

8.   Please revise your discussion on page 8 regarding NSF GMP registration to clearly state how it differs from FDA GMP certification.

<u>Business of the Company, page 14</u>

9.   Given your disclosure on page 67 regarding the USPTO issuing a Final Office Action refusing registration of two trademark applications submitted by the Company, please revise the disclosure on page 21 to reflect this limitation on your trademark protection.

10.   Please revise to provide support for the following statements on page 26: "Presently the Company holds the number one market share position across major retail channels including Total US Food/Drug/Mass retail aggregate, Total US Natural specialty retail, and e-commerce" and "To this day, Charlotte's Web remains the market share leader in the category and is arguably the most widely recognized hemp extract with naturally occurring CBD in the world."

11.   Please revise your disclosure on page 28 to describe the competitive business conditions and your competitive position in the industry and methods of competition. Please also revise your references here to being vertically integrated to clarify that you are "substantially" vertically integrated as you state elsewhere. Given you cite this as a competitive advantage, revise to state the extent to which you believe your competitors are vertically integrated.

<u>Intellectual Property, page 28</u>

12.   On page 28 you state that the Stanley Brand Company granted the Company a non-exclusive, worldwide right to use the name "Stanley Brothers" until July 31, 2022 on a royalty-free basis, subject to the terms of the Name and Likeness Agreement. Please revise to state the material terms of the Name and Likeness Agreement, such as the termination provisions, up-front or execution payments paid and aggregate amounts paid to date under the agreement.

13.   With respect to your patents described on pages 28-29, please revise to specify for each material patent (i) the specific products, product groups and technologies to which such patent relates, (ii) whether the patent is owned or licensed, (iii) the type of patent protection, (iv) patent expiration dates and (v) the jurisdiction(s) covered.

<u>Regulatory Framework, page 31</u>

14.   We note the following statement on page 47: "Most CBD products in Canada are produced from Cannabis with THC levels well above 0.3% which have an intoxicating effect." Please provide support for this statement concerning most CDB products in Canada.

Risk Factors
The designation of cannabinoids as a New Dietary Ingredient (NDI) or as an impermissible adulterant are uncertain, page 51

15.   Please revise your risk factor discussion to describe your interactions with the FDA over an NDI you submitted recently, discussed on page 41.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020, page 82

16.   Please address the following regarding the components of cost of goods sold, as shown on page 83 for the six months ended June 30, 2021 and page 85 for the year ended December 31, 2020:
- Revise to explain why the inventory provision decreased approximately 93% for the six months ended June 30, 2021 as compared to the prior year period. Include in your discussion the shelf life or range of lives of each product category, i.e., tinctures, capsules, gummies, pet oils and treats, and topical products.
- Please revise to clarify what costs are included as "Other production costs" and why each group therein is appropriately included as cost of goods sold.
- Quantify consolidated depreciation and amortization expense for the periods presented and clarify in which other line item(s) these balances are reflected.

Liquidity and Capital Resources, page 88

17.   We note the line of credit requires compliance by the Company with certain debt covenants. Please revise to address compliance therewith as of June 30, 2021, including whether another waiver was needed to be obtained subsequent to December 31, 2020.

Security Ownership of Certain Beneficial Owners and Management, page 97

18.   Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by ETF Managers Trust.

Executive Compensation, page 104

19.   In your Outstanding Equity Awards Table for 2020 Fiscal Year-End table on page 112 please revise to provide the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end in a footnote to the applicable column where the outstanding award is reported, as required by Instruction 2 to Item 402(p)(2) of Regulation S-K.

Legal Proceedings, page 118

20.   Please revise to state the amount at issue in the two putative class actions lawsuits you describe on page 118.

Description of the Registrant's Securities to be Registered, page 144

21. Please revise this section to describe your forum selection clause in your Articles. We note that your forum selection provision identifies the Supreme Court of British Columbia, Canada and the Court of Appeal of British Columbia as the exclusive forums for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also revise to ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Charlotte's Web Holdings, Inc. Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019
2. Summary of Significant Accounting Policies and Use of Estimates
Cultivation Liabilities, page F-12

22. Please revise to provide: i) in sufficient detail the material terms of the contracts with third-party farming operators such that recognition as a liability is considered appropriate; and ii) a rollforward of the liability for the periods presented.

Revenue Recognition, page F-13

23. We note the disclosures on page F-14 that "[c]ontracts are written to include standard discounts and allowances. Contracts are not written to include advertising allowances, tiered discounts, or any other performance obligation" and that expected amounts for refunds are excluded from revenue and recorded as a "refund liability". Please explain what is meant by the phrase "written to include" and "not written to include" in the context of the variable consideration guidance in ASC 606-10-32-5 through 32-9. Address the materiality of the refund liability and clarify where the balance is reflected in the balance sheets.

Selling, General, and Administrative, page F-14

24. You disclose that Selling, general, and administrative expense also includes research and development expenses, which are expensed as incurred. Please revise your footnote to quantify research and development expenses for the periods presented. Given the

disclosures regarding such activities throughout your document, including a separate "R&D science division" as noted on pages 3, 10, 13 and 81, it would not appear that such expenses are immaterial to your business plan, operations and financial results. Consider revising your MD&A to provide a breakdown according to the type of the expenses reported as research and development and discuss the nature of the research and development projects pursued. Consider breaking out research and development expense as a separate line item on the face of your Statement of Operations or explain why you believe this is not appropriate.

5. Inventories, page F-21

25. You quantify on page F-22 amounts of Selling, general, and administrative costs that were charged to inventory for the periods presented. Please explain the nature of such costs and why recognition as inventory is considered appropriate. Revise to clarify how such amounts are reflected on your Statements of Operations and how you determined whether it was appropriate to include them or exclude them from Cost of goods sold.

12. Shareholders' Equity, page F-28

26. On page F-29 we note the warrants issued in connection with each of the 2020 Share Offering and 2019 Share Offering were classified as liabilities, "based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480 and ASC 815". Please revise to specify the particular criteria that you considered were not met for equity classification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Thomas Rose, Esq.